Exhibit 99.1

Grant of Awards under Long Term Incentive Plan

Hong Kong, Shanghai, & Florham Park, NJ: Wednesday, October 20, 2021: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX: 13) announces that on October 20, 2021, it granted conditional awards (“LTIP Awards”) under the Long Term Incentive Plan adopted by HUTCHMED in 2015 (“LTIP”).

Aimed at attracting and retaining top talent, the Remuneration Committee of HUTCHMED appointed an independent advisor to conduct a compensation benchmarking research on peer group U.S. and China biotech companies.  The Remuneration Committee comprehensively reviewed the compensation and share-based incentives policies of HUTCHMED and its subsidiaries (the “Group”) and established an attractive policy to ensure the Group is able to recruit and retain top talent. Vesting of share-based awards under the policy is in line with that peer group.

The compensation of the Independent Non-executive Directors (“INEDs”) of HUTCHMED is structured approximately as one-third cash (in the form of Directors’ fees) and two-thirds restricted share units (in the form of non-performance related LTIP awards).  Such restricted share units vest over four years in lieu of cash.  All Directors’ compensation arrangements are approved by the Board of Directors with the relevant Directors declaring their interest and abstaining from voting where it relates to their fees/restricted share units.  In addition, the Nomination Committee of HUTCHMED assesses the independence of all the INEDs every year having regard to the criteria under the applicable corporate governance code adopted by the Company.  Therefore, the current compensation arrangements will not compromise the INEDs independence.

Non-performance-related LTIP Award for the HUTCHMED Financial Year 2021 (“Non-performance LTIP Awards”) – a one-off cash amount was granted to each grantee and will be used by the trustee administering the LTIP (the “Trustee”) to purchase shares in HUTCHMED (“Shares”) which will be subject to a vesting period of four years.  HUTCHMED has granted the following Non-performance LTIP Awards to the following Directors:

Award Holder	Cash amount for the Non-performance LTIP Awards

Mr Simon To (Executive Director)	US$250,000[1]
Dr Dan Eldar (Non-executive Director (“NED”))	US$250,000
Ms Edith Shih (NED)	US$250,000[2]
Mr Paul Carter (INED)	US$250,000
Dr Karen Ferrante (INED)	US$250,000
Mr Graeme Jack (INED)	US$250,000
Professor Tony Mok (INED)	US$250,000

Notes:

(1)	Similar to the arrangement for his Director’s fees, this cash amount would be used by the Trustee to buy Shares which will be held by the Trustee until the LTIP concerned is vested, with 25% to be vested in each of the next four years, whereupon the Shares will be received by or for the account of his employer, Hutchison Whampoa (China) Limited

(2)

Similar to the arrangement for her Director’s fees, this cash amount would be used by the Trustee to buy Shares which will be held by the Trustee until the LTIP concerned is vested, with 25% to be vested in each of the next four years, whereupon the Shares will be received by or for the account of her employer, Hutchison International Limited

The cash amount will be used by the Trustee to buy Shares which will be held by the Trustee until the underlying Non-performance LTIP Awards are vested. 25% of the Shares bought by the Trustee will vest on each anniversary of the grant of the Non-performance LTIP Awards for the next four years.

As each of the Directors is a connected person of HUTCHMED, the grant of the LTIP Awards to each of them constitutes a connected transaction of HUTCHMED under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). As the grant of the LTIP Awards to each of the Directors involves an amount less than the relevant de minimis level, it is fully exempt from the connected transaction requirements under Chapter 14A of the Hong Kong Listing Rules pursuant to the exemption under Rule 14A.76.

Further announcements will be made in due course at the time the Non-performance LTIP Awards are vested, when the number of the Shares to which each Director is entitled will be known.  The above Directors additionally have the right to elect on acceptance of the grant of their awards to have part of their awards held (on behalf of the Director by the Trustee) pending vesting in the form of cash in order to satisfy any tax liability in respect of their awards.

The Directors are persons discharging management responsibility (PDMRs) for the purposes of the Market Abuse Regulation (EU) 596/2014 (“MAR”) and the information in this announcement is provided in accordance with the requirements of Regulation 19(3) of MAR.

The LTIP does not constitute a share option scheme or an arrangement analogous to a share option scheme for the purpose of Chapter 17 of the Hong Kong Listing Rules.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,400 personnel has advanced eleven cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on The Stock Exchange of Hong Kong Limited.  HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500